sirit Inc.

04030143

May 5, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

SUPPL

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Enclosed please find a copy of News Release #04-07 for SIRIT's file.

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Yours truly,

Anastasia Chodarcewicz

Anastasia Chodarcewicz
Chief Financial Officer and Corporate Secretary
SIRIT Inc.
/encl.

SEC MAIL RECEIVED PROCESSING
MAY 13 2004
WASH. D.C. 155 SECTION

33 City Centre Drive, Suite 250, Mississauga, ON, L5B 2N5 Canada
Tel: (905) 949-4404 Fax: (905) 949-6320 Website: www.sirit.com

Reg. No. 82-3200

sirit Inc.

NEWS RELEASE

NR#04-07

RFID by sirit

FOR MORE INFORMATION:

Jay Hussey
Vice President
The Equicom Group
(416) 815-0700 x225
jhussey@equicomgroup.com

Fred Veinot
Vice President
SIRIT
(800) 498-8760 x225
fveinot@sirit.com

SIRIT INC. ANNOUNCES Q1 2004 RESULTS

Company reports quarterly operating profit, 63% increase in Supply Chain Management revenue

Toronto, ON – May 5, 2004 – SIRIT Inc. (TSX: SI), a leading developer and manufacturer of radio frequency identification (RFID) technologies, today reported its financial results for the three months ended March 31, 2004.

Q1 2004 Highlights

- Total revenue increases almost 10% over Q1 2003 to $4,967,000
- Supply Chain Management ("SCM") revenue reaches $1,110,000, a 63% increase from Q1 2003
- Quarterly operating profit of $66,000
- Net income of $590,000
- Positive cash flow from operating activities of $716,000
- As at March 31, total cash and cash equivalents of $8.6 million

First quarter 2004 total revenue of $4,967,000 represents an increase of almost 10% over first quarter 2003 total revenue of $4,534,000. Excluding the impact of the US to Canadian dollar foreign exchange rate fluctuations, first quarter 2004 total revenue would have increased by approximately 25% compared to first quarter 2003 total revenue. Revenue from the Company's SCM division increased by approximately 63%, from $679,000 in Q1 2003 to $1,110,000 in Q1 2004, which reflects increased sales and marketing efforts focused on the Original Equipment Manufacturers in the supply chain market. Within the Company's Automatic Vehicle Identification ("AVI") business, Toll Solutions revenue increased from $3,184,000 in the first quarter 2003 to $3,451,000 in the first quarter 2004. This increase is attributable to a higher demand for toll tags during the current year-to-date, which more than offsets the revenue reduction associated with the completion of the tolling integration project in January 2004. Toll Solutions represented approximately 69% of total revenue in both the 2003 and 2004 first quarters.

"Our AVI business continues to perform strongly and recent strategic wins such as our Psion Teklogix agreement provide SIRIT with a strong foothold in the rapidly evolving SCM market," said William Staudt, CEO of SIRIT. "Our strengthened balance sheet, long-term strategic relationships and best-of-breed product offerings allow us to continue to successfully execute our business strategy."

Total expenses for the first quarter decreased over the same period last year, which mainly reflects a reduction in salaries and benefits as well as the impact of foreign exchange. Selling and development expenses increased in the 2004 first quarter, which is in line with the Company's strategy to more actively market its capabilities to prospective partners and customers and to invest in new product development.

Operating income for the first quarter 2004 was $66,000, compared with an operating loss of $182,000 for the same period last year. Net income for the three months ended March 31, 2004 was $590,000, or $0.01 per share, compared with a net loss of $947,000, or ($0.02) per share, for the same period last year. As at March 31, 2004, SIRIT's liquid cash resources of $8,637,000 represented a $6,033,000 increase from $2,604,000 as at December 31, 2003. SIRIT has significantly increased its working capital position, from $3,455,000 at December 31, 2003 to $9,307,000 at March 31, 2004.

About SIRIT:

Founded in 1993, SIRIT is a leading provider of Radio Frequency Identification ("RFID") solutions to customers worldwide. The company designs, manufactures, integrates and sells RFID solutions with an emphasis on two vertical markets: Supply Chain Management ("SCM") and Automatic Vehicle Identification ("AVI"). The SCM business unit focuses on supply chain and logistic management solutions while the AVI business unit focuses on revenue collection systems such as tolling, including state of the art High Occupancy Tolling solutions and access control. Following its years of success in deploying traditional RFID products, SIRIT continues to capitalize on the growing demand for next generation RFID solutions. SIRIT trades on the Toronto Stock Exchange under the symbol SI and has approximately 88 million shares outstanding.

For more information on SIRIT visit **www.sirit.com** or call (800) 498-8760.

This news release includes forward-looking statements that are based on certain assumptions and reflect SIRIT's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Additional factors are discussed in SIRIT's filings with the securities regulatory authorities in Canada. SIRIT disclaims any intention or obligation to update or revise any forward-looking statements.

#

33 City Centre Drive, Suite 250, Mississauga, ON L5B 2N5 Canada
TEL: (905) 949-4404 FAX: (905) 949-6320

SIRIT Inc.
Interim Consolidated Balance Sheets
(expressed in Canadian dollars)

Unaudited - Prepared by Management

	As at March 31 2004	As at December 31 2003
Assets		
Current Assets		
Cash and cash equivalents	$ 8,636,875	$ 2,603,558
Accounts receivable	1,686,861	2,796,372
Inventory	1,151,607	845,201
Prepaids and deposits	1,484,185	1,364,745
	12,959,528	7,609,876
Long-term investments	6,071,441	6,174,943
Property, plant and equipment, net	552,548	596,707
Intangible asset, net	724,512	775,113
Deferred development costs, net	171,567	187,652
Goodwill	2,828,836	2,828,836
	$ 23,308,432	**$ 18,173,127**
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	$ 2,520,437	$ 2,936,796
Deferred revenue	628,605	588,511
Warranty obligations	503,713	629,960
	3,652,755	4,155,267
Shareholders' Equity		
Share capital	33,651,080	28,639,550
Contributed surplus	356,507	320,207
Deficit	(14,351,910)	(14,941,897)
	19,655,677	14,017,860
	$ 23,308,432	**$ 18,173,127**

33 City Centre Drive, Suite 250, Mississauga, ON L5B 2N5 Canada
TEL: (905) 949-4404 FAX: (905) 949-6320

SIRIT Inc.

Interim Consolidated Statements of Income/(Loss) and Deficit

(expressed in Canadian dollars)

Unaudited - Prepared by Management

	Three Months Ended March 31	
	2004	2003
Revenue	$ 4,967,455	$ 4,533,875
Cost of sales	2,892,928	2,541,808
Gross margin	2,074,527	1,992,067
	41.8%	43.9%
Expenses		
Salaries and benefits	913,160	1,058,750
Selling, general and administrative	769,941	664,163
Development	200,906	78,512
Amortization	130,575	159,138
Foreign exchange	(6,111)	213,846
	2,008,471	2,174,409
Operating income/(loss)	66,056	(182,342)
Other income	294,378	-
Gain on disposal of long-term investments	229,822	-
Interest	(269)	(11,343)
Income/(loss) from continuing operations	589,987	(193,685)
Loss from discontinued operations		
Loss from operations	-	(368,414)
Loss on sale	-	(385,306)
Net income/(loss) for the period	**$ 589,987**	**$ (947,405)**
Deficit, beginning of period	(14,941,897)	(10,775,928)
Deficit, end of period	$ (14,351,910)	$ (11,723,333)
Basic and diluted income per share, continuing operations	$ 0.01	$ -
Basic and diluted loss per share, discontinued operations	-	(0.02)
Basic and diluted income/(loss) per share, total	**$ 0.01**	**$ (0.02)**

SIRIT Inc.

Interim Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

Unaudited - Prepared by Management

	Three Months Ended March 31 2004	2003
Cash provided by/(used in):		
Operating activities		
Income/(loss) from continuing operations	$ 589,987	$ (193,685)
Items not involving cash and cash equivalents	(55,274)	438,419
	534,713	244,734
Net change in non-cash working capital items	181,148	(1,320,191)
Discontinued operations	-	(1,565)
	715,861	(1,077,022)
Investing activities		
Investment in HorizonLive, Inc.	-	(58,522)
Additions to capital assets	(22,502)	(240,473)
Deferred development costs	-	(259,031)
Proceeds on sale of long-term investment	335,254	-
Discontinued operations	-	(91,534)
	312,752	(649,560)
Financing activities		
Capital leases	-	88,093
Issuance of common shares, net of associated expenses	5,011,530	-
Discontinued operations	-	98,400
	5,011,530	186,493
Exchange rate impact on cash and cash equivalents	(6,826)	(30,029)
Increase/(decrease) in cash and cash equivalents	6,033,317	(1,570,118)
Cash and cash equivalents, beginning of period	2,603,558	2,241,994
Cash and cash equivalents, end of period	**$ 8,636,875**	**$ 671,876**
Cash and cash equivalents consist of:		
Cash and deposit accounts with banks	2,136,875	$ 339,608
Short-term commercial paper	6,500,000	332,268
	$ 8,636,875	**$ 671,876**